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Exhibit 4.61

n e w s    r e l e a s e

NORANDA COMPLETES PRIVATE PLACEMENT OF PREFERRED SHARES

TORONTO, ONTARIO, April 25, 2003 — Noranda Inc. today announced that it has completed a private placement of 6,000,000 cumulative preferred shares, Series I, at a price of $25.00 per share for aggregate gross proceeds of $150,000,000. All of the Series I shares were purchased by Brascan Corporation pursuant to the exercise by Noranda of a put option previously granted by Brascan.

The Series I shares carry a quarterly cumulative dividend at a rate of 8% per annum and allow Noranda to pay any portion of any dividend, at its option and subject to regulatory approval, by issuing common shares of Noranda at the current market price of the common shares on the date of payment. Noranda may, at its option, redeem the Series I shares, in whole or in part, by (i) payment of $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption, or (ii) at its option at any time after April 24, 2008, delivery of that number of Noranda common shares equal to the redemption price divided by the current market price of the common shares on the redemption date for each preferred share redeemed. If Noranda redeems any of the Series I shares within 120 days of the date of the their issue, the redemption price payable by Noranda will be reduced by $0.75 per share. Noranda is required to apply the net proceeds received by it from a subsequent public issue of its equity securities to redeem any of the Series I shares then outstanding.

Noranda paid to Brascan a placement fee of $4,500,000 in connection with this offering. The net proceeds from the sale of the Series I shares will be used to repay debt.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Contact:

Denis Couture Vice-President, Communications and Public Affairs Noranda Inc. (416) 982-7020 denis.couture@toronto.norfalc.com www.noranda.com	Lars-Eric Johansson Executive Vice-President and Chief Financial Officer Noranda Inc. (416) 982-7377 johanssl@noranda.com

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NORANDA COMPLETES PRIVATE PLACEMENT OF PREFERRED SHARES